

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 24, 2008

Mr. Robb D. Thompson
Chief Financial Officer
Canadian Superior Energy Inc.
2700, 605 - 5th Ave S.W.
Calgary, Alberta T2P 3H5   Canada

> **Re: Canadian Superior Energy Inc.**
> **Form 40-F/A for Fiscal Year Ended December 31, 2006**
> **Filed May 16, 2007**
> **File No. 001-31395**

Dear Mr. Guthrie:

We have completed our review of your Form 40-F/A and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief